                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 3)(1)



                         THE STOP & SHOP COMPANIES, INC.
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)


                                   862099-10-8
                                 (CUSIP Number)



(1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.  862099-10-8                  13G            PAGE   2    OF  9   PAGES
         ---------------------                              -----    -----

   1.     Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Persons

             SSC ASSOCIATES, L.P.
          ---------------------------------------------------------------------

   2.     Check the Appropriate Box if a Member of a Group          (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

   3.     SEC Use Only

          ---------------------------------------------------------------------

   4.     Citizenship or Place of Organization

             DELAWARE
          ---------------------------------------------------------------------

                        5.     Sole Voting Power
  Number of                       -0-
   Shares              --------------------------------------------------------
 Beneficially           6.     Shared Voting Power
  Owned By                        -0-
    Each               --------------------------------------------------------
  Reporting             7.     Sole Dispositive Power
 Person With                      -0-
                       --------------------------------------------------------
                        8.     Shared Dispositive Power
                                  -0-
                       --------------------------------------------------------

   9.     Aggregate Amount Beneficially Owned by Each Reporting Person

             -0-
          ---------------------------------------------------------------------

  10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain
          Shares                                                         [   ]

          ---------------------------------------------------------------------

  11.     Percent of Class Represented by Amount in Row (9)

             0%
          ---------------------------------------------------------------------

  12.     Type of Reporting Person

             PN
          ---------------------------------------------------------------------

CUSIP No.  862099-10-8                  13G            PAGE   3    OF  9   PAGES
         ---------------------                              -----    -----

   1.     Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Persons

             SSC ASSOCIATES II, L.P.
          ---------------------------------------------------------------------

   2.     Check the Appropriate Box if a Member of a Group          (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

   3.     SEC Use Only

          ---------------------------------------------------------------------

   4.     Citizenship or Place of Organization

             DELAWARE
          ---------------------------------------------------------------------

                        5.     Sole Voting Power
  Number of                       -0-
   Shares              --------------------------------------------------------
 Beneficially           6.     Shared Voting Power
  Owned By                        -0-
    Each               --------------------------------------------------------
  Reporting             7.     Sole Dispositive Power
 Person With                      -0-
                       --------------------------------------------------------
                        8.     Shared Dispositive Power
                                  -0-
                       --------------------------------------------------------

   9.     Aggregate Amount Beneficially Owned by Each Reporting Person

             -0-
          ---------------------------------------------------------------------

  10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain
          Shares                                                         [   ]

          ---------------------------------------------------------------------

  11.     Percent of Class Represented by Amount in Row (9)

             0%
          ---------------------------------------------------------------------

  12.     Type of Reporting Person

             PN
          ---------------------------------------------------------------------

CUSIP No.  862099-10-8                  13G            PAGE   4    OF  9   PAGES
         ---------------------                              -----    -----

   1.     Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Persons

             KKR PARTNERS II, L.P.
          ---------------------------------------------------------------------

   2.     Check the Appropriate Box if a Member of a Group          (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

   3.     SEC Use Only

          ---------------------------------------------------------------------

   4.     Citizenship or Place of Organization

             DELAWARE
          ---------------------------------------------------------------------

                        5.     Sole Voting Power
  Number of                       -0-
   Shares              --------------------------------------------------------
 Beneficially           6.     Shared Voting Power
  Owned By                        -0-
    Each               --------------------------------------------------------
  Reporting             7.     Sole Dispositive Power
 Person With                      -0-
                       --------------------------------------------------------
                        8.     Shared Dispositive Power
                                  -0-
                       --------------------------------------------------------

   9.     Aggregate Amount Beneficially Owned by Each Reporting Person

             -0-
          ---------------------------------------------------------------------

  10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain
          Shares                                                         [   ]

          ---------------------------------------------------------------------

  11.     Percent of Class Represented by Amount in Row (9)

             0%
          ---------------------------------------------------------------------

  12.     Type of Reporting Person

             PN
          ---------------------------------------------------------------------

ITEM 1.

         (a)      NAME OF ISSUER:

                           The Stop & Shop Companies, Inc.

         (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                           1385 Hancock Street
                           Quincy, Massachusetts 02169

ITEM 2.

         (a)      NAME OF PERSONS FILING:

                           SSC Associates, L.P.
                           SSC Associates II, L.P.
                           KKR Partners II, L.P.

         (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                           c/o Kohlberg Kravis Roberts & Co.
                           9 West 57th Street
                           New York, New York 10019

         (c)      CITIZENSHIP:

                           SSC Associates, L.P. -- Delaware
                           SSC Associates II, L.P. -- Delaware
                           KKR Partners II, L.P. -- Delaware

         (d)      TITLE OF CLASS OF SECURITIES:

                           Common Stock, par value $.01 per share

         (e)      CUSIP NUMBER:

                           862099-10-8

ITEM 3.  Not applicable

ITEM 4.  OWNERSHIP

         (a)      AMOUNT BENEFICIALLY OWNED:

                           On July 22, 1996, SSC Associates, L.P., a Delaware limited partnership, SSC Associates II, L.P., a Delaware limited partnership, and KKR Partners II, L.P., a Delaware limited partnership, disposed of all of the shares of common stock of The Stop & Shop Companies, Inc. previously owned by them. Consequently, SSC Associates, L.P., SSC Associates II, L.P., KKR Partners II, L.P. and KKR

                                Page 5 of 9 pages


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                           Associates, L.P., a New York limited partnership and
                           the sole general partner of each of SSC Associates, L.P., SSC Associates II, L.P. and KKR Partners II, L.P., no longer beneficially own any shares of common stock of The Stop & Shop Companies, Inc.

         (b)      PERCENT OF CLASS:

                           -0-

         (c)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                  (i)      Sole power to vote or direct the vote:

                                    -0-

                  (ii)     Shared power to vote or to direct the vote:

                                    -0-

                  (iii) Sole power to dispose or to direct the disposition of:

                                    -0-

                  (iv) Shared power to dispose or to direct the disposition of:

                                    -0-

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not applicable.


                                Page 6 of 9 pages


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ITEM 9.           NOTICE OF DISSOLUTION OF GROUP

                  Not applicable.

ITEM 10.          CERTIFICATION

                  Not applicable.


                                Page 7 of 9 pages


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                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 1997


                               SSC ASSOCIATES, L.P.

                               By:      KKR ASSOCIATES, L.P.
                               Its:     General Partner



                                        By: /s/ Edward A. Gilhuly
                                           ----------------------------------
                                              Name:       Edward A. Gilhuly
                                              Title:      General Partner


                               SSC ASSOCIATES II, L.P.

                               By:      KKR ASSOCIATES, L.P.
                               Its:     General Partner



                                        By: /s/ Edward A. Gilhuly
                                           ----------------------------------
                                              Name:       Edward A. Gilhuly
                                              Title:      General Partner


                               KKR PARTNERS II, L.P.

                               By:      KKR ASSOCIATES, L.P.
                               Its:     General Partner



                                        By: /s/ Edward A. Gilhuly
                                           ----------------------------------
                                              Name:       Edward A. Gilhuly
                                              Title:      General Partner



                                Page 8 of 9 pages

                                    EXHIBITS


Exhibit 1 - Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Statements on Schedule 13G of SSC Associates, L.P., SSC Associates II, L.P. and KKR Partners II, L.P. filed on February 14,
            1992).



                                Page 9 of 9 pages